Exhibit 97.1

CULLEN/FROST BANKERS, INC.
CLAWBACK POLICY

1.Purpose
The Board of Directors (the “Board”) of Cullen/Frost Bankers, Inc. (the “Company”) has oversight of the Company’s executive compensation and financial reporting. To that end, this Clawback Policy (the “Policy”) is designed to comply with, and will be interpreted to be consistent with, the requirements of Section 303A.14 of the New York Stock Exchange Listed Company Manual regarding the recoupment of certain incentive compensation in the event of a Restatement (as defined herein). This Policy will be administered by the Compensation and Benefits Committee of the Board (the “Committee”), whose determinations, including determinations regarding how any recovery under this Policy is effected, will be final, binding and conclusive and need not be uniform with respect to each individual covered by this Policy. Certain terms used in this Policy are defined under the section entitled “Definitions” herein.
2.Recoupment
The Company shall recover reasonably promptly the amount of erroneously awarded Incentive Compensation in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Restatement”).
This Policy applies to all Incentive Compensation Received by a person:
•after beginning service as an Executive Officer,
•who served as an Executive Officer at any time during the performance period for that Incentive Compensation,
•while the Company has a class of securities listed on the New York Stock Exchange, and
•during the Relevant Recovery Period.
Notwithstanding this look-back requirement, the Company is only required to apply this Policy to Incentive Compensation Received on or after October 2, 2023. The Company shall recover erroneously awarded Incentive Compensation in compliance with this Policy except to the extent provided under the section entitled “Exceptions” herein. For clarity, the Company’s obligation to recover erroneously awarded Incentive Compensation under this Policy is not dependent on if or when a Restatement is filed.
The Committee will have discretion in determining how to accomplish recovery of erroneously awarded Incentive Compensation under this Policy, which may include, without limitation, (i) reimbursement of all or a portion of any cash or equity-based award, (ii) cancellation of prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (iii) cancellation or offsetting against any planned future cash or equity-based awards, (iv) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder, and (v) any other method authorized by applicable law or contract.
Recoverable Amount. The amount of Incentive Compensation subject to recovery under this Policy is the amount of Incentive Compensation that was Received that exceeds the amount of Incentive Compensation that otherwise would have been Received had it been determined based upon the restated amounts, computed without regard to any taxes paid.
a)Incentive Compensation Based on Share Price or Shareholder Return. For Incentive Compensation based on the Company’s share price or total shareholder return, where the amount of erroneously awarded

Incentive Compensation is not subject to mathematical recalculation directly from the information in the Restatement:
•the recoverable amount will be based on a reasonable estimate of the effect of the Restatement on the share price or total shareholder return upon which the Incentive Compensation was Received, and
•the Company will maintain documentation of the determination of that reasonable estimate and provide such documentation to the New York Stock Exchange.
3.Definitions
Unless the context otherwise requires, the following definitions apply for purposes of this Policy:
“Executive Officer” means the Company’s principal executive officer, president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice president of the Company in charge of a principal business unit, division, or function, any other officer who performs a policy-making function or any other person who performs similar policymaking functions for the Company. Executive officers of the Company’s subsidiaries are deemed Executive Officers of the Company if they perform such policy-making functions for the Company. Policy-making function is not intended to include policymaking functions that are not significant. Identification of an Executive Officer for purposes of this Policy will include at a minimum executive officers identified pursuant to 17 CFR 229.401(b).
“Financial Reporting Measures” means any of the following: (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, (ii) share price and (iii) total shareholder return. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities and Exchange Commission.
“Incentive Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive Compensation is deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.
“Relevant Recovery Period” means the three completed fiscal years immediately preceding the Restatement Date and any transition period resulting from a change in the Company’s fiscal year within or immediately following the three completed fiscal years. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of the Company’s new fiscal year that comprises a period of nine to 12 months will be deemed a completed fiscal year.
“Restatement Date” means the date that is the earlier to occur of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.
4.Exceptions
The Company must recover erroneously awarded Incentive Compensation pursuant to this Policy, except to the extent that the following conditions of (a) or (b) are met, and the Committee, or in the absence of the entire Committee, a majority of the independent directors serving on the Board, has made a determination that recovery would be impracticable.
a)The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of erroneously awarded Incentive Compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such erroneously awarded Incentive Compensation, document such reasonable attempts to recover, and provide that documentation to the New York Stock Exchange.
b)Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
5.Prohibition Against Indemnification
Notwithstanding the terms of any indemnification arrangement or insurance policy with any individual covered by this Policy, the Company shall not indemnify any Executive Officer or former Executive Officer against the loss of erroneously awarded Incentive Compensation, including any payment or reimbursement for the cost of insurance obtained by any such covered individual to fund amounts recoverable under this Policy. Executive Officers shall not seek indemnification or contribution from the Company for any amounts reimbursed or clawed back.
6.Disclosure
The Company shall file all disclosures with respect to this Policy and recoveries under this Policy in accordance with the requirements of the U.S. Federal securities laws, including the disclosure required by the applicable Securities and Exchange Commission filings.
7.Resources
The Committee shall have the resources, funding and authority appropriate to discharge its duties and responsibilities under this Policy, including the authority to select, retain, and approve the fees of any third-party consultant, legal counsel, or other adviser.
8.Amendment; Termination
The Committee may amend this Policy from time to time and may terminate this Policy at any time, in each case in its sole discretion.
9.Effectiveness; Other Recoupment Rights
This Policy shall be adopted as of December 1, 2023. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company and its subsidiaries and affiliates under applicable law or pursuant to the terms of any similar policy or similar provision in any employment agreement, equity award agreement or similar agreement.

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